Block G, First Floor Rochester Place 173 Rivonia Road Sandton 2146 PO Box 782761 Sandton 2146 Republic of South Africa Tel: +27 11 783 9903 Fax: +27 11 783 9953 www.venmyn.com

CONSENT OF QUALIFIED PERSON

I, Andrew Neil Clay, consent to the public filing of the technical report titled “National Instrument 43-101 Technical Report on Tanzanian Royalty Exploration Corporation’s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited” and dated June 30, 2011 (the “Technical Report”) by Tanzanian Royalty Exploration Corporation (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press releases of the Company dated December 21, 2010, April 15, 2011, April 25, 2011, July 12, 2011 and August 11, 2011 (the “Press Releases”).

I certify that I have read the Technical Report and the Press Releases being filed by the Company and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 11th day of August, 2011.

________________________

Andrew Neil Clay

Directors: A N Clay (British); S E Conquest, E de V Greyling; N McKenna; C A Telfer

Venmyn Rand (Pty) Ltd. trading as Venmyn

Reg. No. 1988/004918/07